Filed by ION Acquisition Corp 2 Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 2 Ltd.

Commission File No.: 001-40048

A transcript from a presentation given at the Jefferies Israel Innovation Summit by Zvika Netter, CEO and Co-founder of Innovid, Inc., on September 30, 2021 follows:

Investor Presentation Transcript

Jefferies Israel Innovation Summit

●	Zvika Netter, Co-Founder and CEO, Innovid

Zvika Netter, CEO and Co-Founder, Innovid:

Hi, everybody, and thank you for joining this session about Innovid, very excited to be here, we’re now streaming to you from New York. I’m going to be using – as we’re going through the SPAC process with ION II – I’m going to be using the presentation that we presented in our PIPE, we’re now still under SEC review. So we use the same deck and you can download the full deck from our website, we’ll just be going a bit faster over some parts of it. So, very excited to be here. Again, I’m the CEO, Co-founder Innovid of being part of starting this company and meeting it for 14 years. Now, again, because we’re going through this dispatch process. And SEC review, there’s a lot of disclaimers here and should be presented under the government by the Safe Harbor language that you see here. So let’s jump directly to it. Innovid is about the future of television, what’s referred to a lot of times as connected TV. Basically what it means what connected TV means this is the same TV screen you have in your home right now 50/60 inch, you know, sometimes it’s connected to cable satellite or over the air. And in many cases in many in a lot of household right now, especially in the us a lot and connect the TV screen to the Internet through a Wi Fi connection and consuming content in that way. So more and more viewers are either cutting the cord, shaving the cord, the different terms for this, but basically consuming more and more content, especially during the COVID. There are more and more people connected to TVs to the internet to consume content in that way. We Innovid focus on the TV advertising business, that’s a massive industry of $200 billion that’s been around for many, many years doing business kind of the same way for so long, until CTV came along and disrupted or introduced innovation in different ways. So we believe that at this point, about 10% of the industry is delivered with CTV of the ads in TV or sorry, in the eyes of TV or delivered CCTV. And as you can see here, it’s going very fast. So when we started the company we looked like we looked at, for the largest brands, the big TV spenders, the brand or fueling most of the advertising and television, it’s about 200 brands that are in charge of about 75% of the industry. So it’s the big auto manufacturer, pharma company, CPG company, telcos etc. So when we analyze many years ago, what disruptions are going to see that I will create opportunity for them were challenges, three areas, one of them is the creative, these creative will be the ads will be centralized in the brand’s hands, and they’ll be in charge of broadcasting to all the screen rather than sending the assets and the creative to the TV station. And by doing that, marketers will be able to create more personalized advertising. So instead of sending the same ad for everybody at the same time, they’ll be able to send for every specific person because these are IP streams in every household basically have an IP address and a connection, we can send a specific stream to that house. So somebody in New York will see somebody, something a different ad than somebody went to Jersey, somebody with kids will see a different ad somebody that is single, right, so you’ll see different experiences for the situation. The last piece is measurement. Because broadcasts it sends the same thing to everybody. And there’s no, it’s hard to tell who saw what when. And digital, obviously, when those streams are being specific from the server to a household, you know, who watched what, for how long against what content, even if somebody stopped watching it after five, six seconds, we know that. So the whole concept of measurement and how to look at data and audiences and business outcomes are being dramatically transformed right now. So we decided to focus on these three areas, creative, delivery, and measurement. And there’s one area that’s very dramatic that we decided stay away from on purpose. And that’s media. So we decided to stay neutral and not get into the media business. There are a lot of great companies that are in the media business of buying and selling media for connected TV, we decided to stay neutral and focus on the infrastructure for creative measurement. And so by doing this, we built one of the if not the leading platform in the world for ad delivery and measurement for connected TV that is now being used by some of the world’s largest brands. So a few words about the company we’re now crossing again, this is June data, we’re now crossing the 400 employees. Huge focus on culture, employee engagement, to enjoying Great Investors like Goldman and Sequoia in the company and obviously we’re now in the process of going public. We entered the space literally the day we started the company when we came up with the name Innovid stands for innovation and video the word CTV wasn’t even there. The concept was there. So we named the company Innovid. So as we’re focusing on 100%, on video and television, and we’re focusing on innovation, we see our role to innovate and create a better experience for the viewers, the publishers and the brands, much more efficient process. As I can see here, we have a lot of first and exclusive and patents in this industry, because we’ve been at it for so many years. To explain very, in a simple way, what we do is, our system is in charge of the delivery and measurement of the ad. So let’s say somebody you turn on your TV or on Hulu, and like a Samsung TV connected internet, you put Hulu on. And let’s say you’re seeing an ad for a car, right? If that’s an Innovid client, and we have many of those, the auto manufacturer, basically the ads that you see in the screen are not hosted by the publisher by the application or the device, they’re actually hosted on our servers. So we take care of the encoding, the streaming, and the measurement of the cycle between our service and your household. And we stream around a billion TV ads every day, which accumulate to 330 years of video every day. So it’s already a massive scale. And again, we believe this is just the beginning of something much bigger. So we’re in charge of the hosting the workflow management and around the creative, the encoding, the delivery, and the measurement of those creative for our clients. So in the middle of this, there’s a whole media ecosystem, that we’re not we’re partnering, what, but we’re not participating in it. And that’s where the neutrality is like, that’s the area we decided not to touch and not to work on. Because we want to differentiate ourselves as a true partner to the brands that we are unbiased, we’re the single source of truth to them. Because we’re not making money out of media, we’re not competing with any of these great companies. So you see on the device level, Roku, Vizio, Microsoft with Xbox, Samsung, Amazon, and others, plenty of device manufacturers for connecting your TV to the internet. Great companies like Hulu and YouTube, and people who generate the content and distributed. And then SSPS and DSPs. If you’re familiar with the ad tech world of platforms to buy and sell media, we don’t compete with any of these, like we actually differ from them from the business model perspective where they take a percentage of the media, those 200 billion, we focus. We’re operating in something like that transactional SAS where we charge based on volume, and I’ll get to it soon. That’s our model. So and to show that it’s like, we’re enabling this industry, we’re partnering with all these entities to create a better experience for everybody. Now, in terms of the skip this in terms of the go to market, we’re selling, as I said before, the platform to the world largest brands, such as Toyota and ABI and Samsung, L’Oreal and others, you know, pharma companies, auto companies, the tech companies, or telco companies, it’s the stuff you see on television, those the large advertisers, a lot of them our clients, and we’re focusing to be where they’re leading CTV technology that they’re using at scale to deliver measure all their ads, at least in the US. So what we decided to focus strategically is the world is that top 200 brands in the US they represent about 75% of the spend. And if I’ll fast forward here, you’ll see that we were able to capture already 40% of those top 200. So we’re focusing on them, because as opposed to digital, these brands, there’s not many of them, that the more you locked down, you have a very significant market share. So we’re focusing on them because they have the most amount of challenges and the biggest opportunity to enjoy CTV. I’ll jump fast. The reason we’re meeting we’re winning is it’s a combination of technology, but also our independent, because some of our competitors, if not most of them, would you see on the white space that we did not win yet. These are companies that also own media or allow and trade in media. And we believe that needs to be like churches, state firms separation between the technology and infrastructure, the source of truth, the measurement, and then the media itself, that should be judged by the measurement platform. So owning them both in the same company, we believe that’s a significant conflict. And we’re happy to say that more and more of our clients believe that and that’s why they’re joining our platform. So how does it look from a numbers perspective? If you can see on the left, this is the volume. So what you see there is that increase in rapid growth of CTV in the last few years, how so what you see there is the amount of ads that were delivered to a screen the TV screen in somebody’s living room in the last few years. So very, very fast growth rate. We also deliver TV ads into mobile and desktop that’s obviously going very slowly, relatively slowly, right? So the compounding growth for the company. It looks more like the right side of the graph. But what we believe is that over time, as more and more money moves from linear to CTV, that part of the company and the CTV part of the company will grow, will continue to grow the speed. It’s already about, it’s about 40%. And we believe, as you can see here, that over time will be 50/60% of our business, and going very fast. So to understand our business, and how we charge we charge based on volume, so there’s an average fee of 30 cents for every 1000 of ads, we deliver a measure that they can see here, there was no price structure, it’s the same price for a long time while the volume is growing. So basically, to understand the revenue, we take the volume, we multiply it by our rate, which average is 30 cents, and you get this revenue. And this is the revenue projection that they will provide. So I think, I will end with this nice picture. We are for people who are interested in the world of CTV and understanding and invest in it. Innovid is an interesting company, because of the fact that we are part of the industry. We’re enabling the industry, but we’re not attached to any certain media components. So while we believe those many players of them, there will be big, you know, the TV, war TV streaming wars, which is great for the consumer. From our perspective, we’re staying neutral and looking at it and charging on volume, meaning like, regardless of who, when how certain companies get bigger or smaller, we’re covering all of them, and focusing and taking a small fee from everything goes through to CTV for our clients. Thank you so much for listening. If there are any questions somebody wants to contact us, you can contact the investors at Innovid. Thank you very much.

Property of Innovid, Inc. – Confidential & Proprietary	1

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innovid Inc. (“Innovid”) and Ion Acquisition Corp 2 Ltd. (“Ion”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innovid and the markets in which it operates, and Innovid’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: Innovid’s ability to maintain and expand relationships with advertisers; the decrease and/or changes in CTV audience viewership behavior; the failure to make the right investment decisions or the failure to innovate and develop new solutions that are adopted by advertisers and/or partners; Innovid’s estimates of market opportunity, forecasts of market growth and projections of future financial performance; Innovid’s sales and marketing efforts requiring significant investments and long sales cycles; failure to manage growth effectively; the business combination not be satisfied on a timely basis or at all, and other risks and uncertainties indicated from time to time in the proxy statement/prospectus, including those under “Risk Factors” therein, and in Ion’s other filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innovid and Ion assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innovid nor Ion gives any assurance that either Innovid or Ion will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Innovid and Ion. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ion has filed a registration statement on Form S-4 that includes a proxy statement of Ion and a prospectus of Ion. The proxy statement/prospectus will be sent to all Ion and Innovid stockholders. Ion also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Ion and Innovid are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ion through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ion may be obtained, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Ion.

Participants in Solicitation

Ion and Innovid and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Ion’s stockholders in connection with the proposed transaction. Information about Ion’s directors and executive officers and their ownership of Ion’s securities is set forth in Ion’s filings with the SEC. To the extent that holdings of Ion’s securities have changed since the amounts printed in Ion’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/ prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Property of Innovid, Inc. – Confidential & Proprietary	2